Notice to Stockholders In accordance with the provision of CVM Resolution No. 81/22, in the 2nd § of art. 37, Itaú Unibanco Holding S.A. (“Company”) informs its stockholders and the general market, as disclosed by the Corporate Events Calendar on November 25, 2025, that its Annual General Stockholders’ Meeting (“ASM”) will be held on April 28, 2026. The Company clarifies that all information and guidelines on the ASM will be made available on a timely basis at the time the Call Notice for the ASM and the General Stockholders’ Meeting Manual are disclosed. São Paulo (SP), January 13, 2026. Gustavo Lopes Rodrigues Investor Relations Officer